Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan — Puerto Rico:

We consent to the incorporation by reference in the registration statement (No. 333-116652) on Form S-8 of Liberty Media 401(k) Savings Plan — Puerto Rico of our report dated June 6, 2005, with respect to the statement of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan — Puerto Rico as of December 31, 2004, and the related statement of changes in net assets available for participant benefits for the period from June 8, 2004 (inception) through December 31, 2004 and the related supplemental schedule, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Liberty Media 401(k) Savings Plan — Puerto Rico.

KPMG LLP

Denver, Colorado
June 9, 2005